Exhibit 99.1

Concord Medical Reports Financial Results for the First Half of 2019

BEIJING, August 23, 2019 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a specialty hospital management group and an operator of the network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the six months ended June 30, 2019[1].

2019 First Half Highlights

•      Total net revenues were RMB99.5 million ($14.5 million) in the first half of 2019, a 5.3% decrease from total net revenues of RMB105.1 million in the same period last year. Total net revenues included net revenue from the network business of RMB68.0 million ($9.9 million) and net revenue from hospital business of RMB31.5 million ($4.6 million).

•      Gross profit was RMB3.1 million ($0.5 million) in the first half of 2019, representing an 87.0% decrease from RMB23.9 million in the first half of 2018. The gross profit margin was 3.1% for the first half of 2019, compared to 22.8% for the same period last year.

•      Net loss attributable to ordinary shareholders in the first half of 2019 was RMB140.1 million ($20.4 million), compared to RMB128.1 million in the same period last year.

•      Basic and diluted loss per American Depositary Share ("ADS")[2] in the first half of 2019 were both RMB6.10 ($0.89), compared to RMB2.95, respectively, in the same period last year.

•      Non-GAAP net loss in the first half of 2019 was RMB149.3 million ($21.7 million), compared to non-GAAP net loss of RMB121.5 million in the same period last year. Non-GAAP basic and diluted loss per ADS in the first half of 2019 were both RMB3.44 ($0.50), compared to RMB2.81 in the same period last year.

•      Adjusted EBITDA[3] (non-GAAP) was negative RMB108.3 million ($15.8 million) in the first half of 2019, compared to negative RMB73.3 million in the same period last year.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “With the smooth construction of the Company's hospitals, the corresponding costs have increased and have had an impact on the Company's financial results. However, the year 2018-2019 was an important stage for the Company’s business development. In 2018, the Company received financing from strategic investors. In 2019, the Company’s three premium cancer hospitals are all under construction. Beijing Proton Medical Center and Guangzhou Concord Cancer Center are expected to commence the operations in 2020. The Company believes that its performance will be greatly improved.”

“The proportion of revenue generated from the hospital business is increasing gradually. Revenue from the Company’s hospital business accounted for 32% of total revenue during the first half of 2019, representing an 8% increase from 24% in the first half of 2018. During the first half of 2019, Shanghai Meizhong Jiahe Cancer Center (also known as Shanghai Concord Medical Cancer Center) handled 4,758 patient treatment cases and patient diagnostic cases, representing a 190% increase from the same period last year.”

“In the future, the Company will utilize its strengths in cancer treatment and explore business opportunities in the operation and management of cancer franchise hospitals and proton center operations.”

2019 First Half Financial Results

Network Business

Net revenues from the network business were RMB68.0 million ($9.9 million), representing a 14.4% decrease from net revenues of RMB79.4 million in the first half of 2018, primarily attributable to the closure of certain centers in our network of centers. With one center closed in the first half of 2019, the Company operated a network of 30 centers in 20 cities in China as of June 30, 2019.

Cost of revenue of the network business was RMB34.8 million ($5.1 million), representing a 18.9% decrease from RMB42.9 million in the first half of 2018.

Gross profit from the network business was RMB33.2 million ($4.8 million), representing a 9.0% decrease from RMB36.5 million in the first half of 2018. The gross profit margin for the first half of 2019 was 48.8%, compared to 46.0% for the same period last year.

Selling expenses of the network business were RMB9.3 million ($1.4 million), representing a 6.1% decrease from RMB9.9 million in the first half of 2018. Selling expenses as a percentage of net revenues was 13.7% in the first half of 2019, compared to 12.5% in the first half of 2018. The decrease in selling expenses of the network business was mainly due to reduced marketing, conference, office and travel expenses.

General and administrative expenses of the network business were RMB82.5 million ($12.1 million), representing a 0.3% increase from RMB82.6 million in the first half of 2018. General and administrative expenses as a percentage of net revenues were 121.9% in the first half of 2019, compared to 104.0% in the same period last year. The increases were mainly due to the counsel fee and travel expense related to the closure of certain centers.

Comparing to RMB4.8 million in the same period last year, capital expenditures increased to RMB24.8 million ($3.6 million) in the first half of 2019 primarily for procuring equipment for network centers.

Accounts receivable were RMB85.0 million ($12.4 million) as of June 30, 2019, compared to RMB82.0 million as of December 31, 2018. The average period of sales outstanding for accounts receivable (also known as “Days Sales Outstanding”) was 221 days in the first half of 2019.

During the first half of 2019, the Company handled 5,334 patient treatment cases and 74,721 patient diagnostic cases, representing a 0.4% decrease and a 5.9% increase from the same period last year, respectively. The increase in patient diagnostic cases was mainly due to the counting of the cases from a center which entered into network contract with the Company in December 2018.

Hospital Business

Net revenues from the hospital business were RMB31.5 million ($4.6 million) in the first half of 2019, representing a 22.6% increase from net revenues of RMB25.7 million in the first half of 2018, mainly due to the consolidation of Shanghai Meizhong Jiahe Cancer Center Co., Ltd. in the fourth quarter of 2018.

Cost of service of the hospital business in the first half of 2019 was RMB61.6 million ($9.0 million), a 60.8% increase from cost of service of RMB38.3 million in the first half of 2018, mainly because of the consolidation of Shanghai Meizhong Jiahe Cancer Center Co., Ltd. in the fourth quarter of 2018.

Gross loss from the hospital business was RMB30.1 million ($4.4 million) in the first half of 2019, compared to RMB12.6 million in same period last year.

Selling expenses of the hospital business were RMB1.5 million ($0.2 million) in the first half of 2019, representing a 114.3% increase from selling expenses of RMB0.7 million in the first half of 2018. The increase was mainly due to the consolidation of Shanghai Meizhong Jiahe Cancer Center Co., Ltd. in the fourth quarter of 2018.

General and administrative expenses of the hospital business were RMB57.0 million ($8.3 million) in the first half of 2019, of which employee benefit expenses were RMB19.9 million ($2.9 million). In the same period of last year, general and administrative expenses of the hospital business were RMB31.8 million. The increase was mainly due to the increase in salary and consultation fees for hospitals.

Comparing to RMB282.1 million in the first half of 2018, capital expenditures of the hospital were RMB410.5 million ($59.8 million) in the first half of 2019, which was mainly related to the construction fees and medical equipment payment for Beijing Proton Medical Center, Shanghai Concord Cancer Center and Guangzhou Concord Cancer Center.

As of June 30, 2019, accounts receivable from hospital business were RMB10.9 million ($1.6 million), a 55.7% increase from accounts receivable of RMB7.0 million as of December 31, 2018. The number of Days Sales Outstanding was 51 days in the first half of 2019.

As of June 30, 2019, the Company had bank loan totaling RMB1.1 billion ($163.0 million).

Recent Developments

Starting from February 20, 2019, the basic medical services of Shanghai Meizhong Jiahe Cancer Center (also known as Shanghai Concord Medical Cancer Center) used by Shanghai medical insurance participants have been fully covered by medical insurance. Moreover, effective on July 22, 2019, Shanghai Meizhong Jiahe Cancer Center has become a designated hospital in Shanghai, allowing the general outpatient services and the major outpatient services (including radiotherapy and chemotherapy for malignant tumors) to be settled by medical insurance according to the standard of the local third-level hospitals.

Shanghai Meizhong Jiahe Medical Imaging Diagnostic Center (also known as Shanghai Concord Medical Imaging Diagnostic Center) has completed the construction stage and is expected to commence a trail operation in the third quarter of 2019.

Notes:

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of RMB into U.S. dollars are made at a rate of RMB6.8650 to $1.00, the noon buying rate in New York City for cable transfers payable in RMB, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2019.

[2] Each ADS represents three Class A ordinary shares of the Company; the Company adjusts for the accretion of mezzanine equity in the calculation of loss attributable to ordinary shareholders of the Company used in the earnings per ADS calculation.

[3] Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain, loss on disposal of long-lived assets and other income.

About Concord Medical

Concord Medical Services Holdings Limited is a specialty hospital management group, including premium cancer hospitals and international hospitals with multi-disciplinary treatment featuring proton therapy, as well as secondary specialty cancer hospitals and independent medical institutions, and an operator of the network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2019, the Company operated a network of 30 centers based in 20 hospitals, spanning over 20 cities across 13 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment to and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company's core operating results, as such expense is not directly attributable to the underlying performance of the Company's business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company's current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, loss on disposal of long-lived assets and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Edward Zhang

+86 10 5903 6688 (ext. 608)

zhongchen.zhang@ccm.cn

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2018	June 30, 2019
	RMB	RMB	US$
	(audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	404,742	380,225	55,386
Restricted cash	421,990	157,900	23,001
Short-term investment	50,000	13,002	1,894
Accounts receivable	86,868	93,838	13,669
Inventories	3,356	3,142	458
Prepayments and other current assets	227,714	134,807	19,637
Assets held-for-sale	4,384	4,384	639
Net investment in direct financing leases, current portion	29,638	29,103	4,239
Total current assets	1,228,692	816,401	118,923

Non-current assets
Property, plant and equipment, net	1,219,309	1,461,359	212,871
Right of use assets, net	-	532,029	77,499
Intangible assets, net	456,844	451,525	65,772
Deposits for non-current assets	637,838	655,706	95,514
Net investment in direct financing leases, non-current portion	42,977	34,953	5,091
Long-term investments	388,364	377,481	54,986
Other non-current assets	7,876	10,527	1,530
Prepaid land lease payments	438,323	-	-
Prepayment for long term investment	-	9,979	1,454
Goodwill	165,171	165,171	24,060
Total non-current assets	3,356,702	3,698,729	538,776

Total assets	4,585,394	4,515,130	657,699

LIABILITIES AND EQUITY
Current liabilities
Short-term bank and other borrowings	396,520	149,200	21,733
Long-term bank and other borrowings, current portion	44,068	67,744	9,868
Accounts payable	5,438	5,785	843
Lease liabilities, current	-	14,596	2,126
Accrued expenses and other liabilities	418,006	257,459	37,503
Income tax payable	3,762	888	129
Dividend payable	2,471	2,467	359
Total current liabilities	870,265	498,139	72,561

Non-current liabilities
Long-term bank and other borrowings, non-current portion	497,526	901,994	131,390
Deferred tax liabilities	165,646	153,066	22,297
Lease liabilities, non-current	-	82,111	11,961
Other long-term liabilities	121,342	128,396	18,703
Mandatorily redeemable noncontrolling interest	434,216	433,553	63,154
Amounts due to related parties, non-current portion	222,518	187,934	27,374
Total non-current liabilities	1,441,248	1,887,054	274,879

Total liabilities	2,311,513	2,385,193	347,440

Contigently redeemable noncotrolling interests	1,720,366	1,814,208	264,269
Equity
Class A ordinary shares	68	68	10
Class B ordinary shares	37	37	5
Treasury stock	(8)	(8)	(1)
Additional paid-in capital	1,758,937	1,770,067	257,839
Accumulated other comprehensive loss	(88,621)	(89,040)	(12,970)
Accumulated deficit	(1,232,991)	(1,497,753)	(218,172)
Total Concord Medical Services Holdings Limited shareholders' equity	437,527	183,476	26,726
Noncontrolling interests	116,093	132,359	19,280

Total equity	553,620	315,835	46,006

Total liabilities, mezzanine equity and equity	4,585,499	4,515,236	657,715

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands, except for number of shares and per share data data)

	June 30, 2018	June 30, 2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Network	79,393	68,046	9,912
Hospital	25,722	31,466	4,584
Total net revenues	105,115	99,512	14,496

Cost of revenues
Network	(42,882)	(34,799)	(5,069)
Hospital	(38,287)	(61,596)	(8,972)
Total cost of revenues	(81,169)	(96,395)	(14,041)

Gross profit	23,946	3,117	455

Operating expenses
Selling expenses	(10,621)	(10,827)	(1,577)
General and administrative expenses	(114,351)	(139,518)	(20,323)

Operating loss	(101,026)	(147,228)	(21,445)
Interest expense	(33,381)	(9,329)	(1,359)
Foreign exchange gain, net	10,693	2,606	380
Loss on disposal of long-lived assets	(2,060)	(2,781)	(405)
Interest income	5,129	6,124	892
Loss from equity method investments	(3,438)	(4,536)	(661)
Other income, net	2,161	2,671	389

Loss before income tax	(121,922)	(152,473)	(22,209)
Income tax expenses	(5,949)	(7,912)	(1,153)
Net loss	(127,871)	(160,385)	(23,362)

Net loss attributable to noncontrolling interests	255	(20,268)	(2,952)
Net loss attributable to Concord Medical Services Holdings Limited	(128,126)	(140,117)	(20,410)

Loss per share for Class A and Class B ordinary shares
Basic	(2.95)	(6.10)	(0.89)
Diluted	(2.95)	(6.10)	(0.89)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	43,363,992	43,387,223	43,387,223
Diluted	43,363,992	43,387,223	43,387,223

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation, net of tax of nil	4,773	(419)	(61)
Total other comprehensive (loss) income, net of tax of nil	4,773	(419)	(61)
Comprehensive loss	(123,098)	(160,804)	(23,423)
Comprehensive loss attributable to noncontrolling interests	(614)	(19,123)	(2,785)
Comprehensive loss attributable to Concord Medical Services Holdings Limited	(122,484)	(141,681)	(20,638)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in RMB thousands, except per share data unaudited)

	For the six months ended June 30, 2018			For the six months ended June 30, 2019
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating loss	(101,026)	6,341	(94,685)	(147,228)	11,130	(136,098)
Net loss	(127,871)	6,341	(121,530)	(160,385)	11,130	(149,255)
Basic loss per share for Class A and Class B ordinary shares	(2.95)	0.15	(2.81)	(6.10)	0.26	(5.85)
Basic loss per share for Class A and Class B ordinary shares	(2.95)	0.15	(2.81)	(6.10)	0.26	(5.85)

(*) The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*)
(in RMB thousands, unaudited)

	For the six months ended	For the six months ended
	June 30, 2018	June 30, 2019
Net loss	(127,871)	(160,385)
Interest expenses, net	28,252	3,205
Income tax expenses	5,949	7,912
Depreciation and amortization	24,835	32,366
Share-based compensation	6,341	11,130
Other adjustments	(10,794)	(2,496)
Adjusted EBITDA	(73,288)	(108,268)
EBITDA margin	-92%	-109%

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, loss on disposal of long-lived assets and other income.